Southwestern Energy®

Corporate Office
P.O. Box 12359
Spring, Texas 77391-2359
www.swn.com

NEWS RELEASE

SOUTHWESTERN ENERGY ANNOUNCES QUARTERLY AND 2018 RESULTS

Continued outperformance, advantaged balance sheet, foundation set for value growth

SPRING, Texas – February 28, 2019...Southwestern Energy Company (NYSE: SWN) today announced financial and operating results for the fourth quarter and year-end December 31, 2018. Fiscal year 2018 highlights, compared to prior year include:

- *Reported net cash provided by operating activities of $1.22 billion and net cash flow of $1.35 billion, generating $100 million in free cash flow above capital investment of $1.25 billion;*
- *Total Company production of 946 Bcfe, above midpoint of guidance, adjusted for Fayetteville sale;*
- *Grew Appalachia production 21 percent to 702 Bcfe and liquids production 40 percent to 63,100 barrels per day;*
- *23 percent higher weighted average realized price in Appalachia of $2.82 per Mcfe, net of transportation;*
- *Generated a $1.66 per Mcfe margin in Appalachia, an increase of 43 percent;*
- *Total Company proved reserves of 11.9 Tcfe, including 33 percent liquids, and pre-tax PV-10 value of $6.5 billion;*
- *Restructured G&A and reduced interest costs resulting in estimated future annual savings of $155 million;*
- *Closed Fayetteville sale on December 3rd receiving net proceeds of $1.65 billion;*
- *Reduced senior notes and bank debt by $2.1 billion;*
- *Repurchased 44 million shares of common stock for $199 million at an average price of $4.53 per share, as of February 28, 2019.*

"The Company's continued outperformance, the resulting advantaged balance sheet and impressive operational execution have set a solid foundation for further value growth," said Bill Way, President and Chief Executive Officer, Southwestern Energy. "We carry strong momentum into 2019, refocused, reengineered and reenergized as a leading Appalachia basin operator, with a flexible, high value natural gas and natural gas liquids portfolio, supported by a net debt/EBITDA ratio of less than 2X."

FINANCIAL STATISTICS	For the three months ended December 31,		For the year ended December 31,	
	2018	2017	**2018**	2017
Financial Results *(in millions, except per share amounts)*				
Net income attributable to common stock	**$ 307**	$ 267	**$ 535**	$ 815
Adjusted net income attributable to common stock (non-GAAP)	**$ 176**	$ 63	**$ 590**	$ 219
Adjusted EBITDA (non-GAAP)	**$ 394**	$ 345	**$ 1,484**	$ 1,247
Net cash provided by operating activities	**$ 252**	$ 308	**$ 1,223**	$ 1,097
Net cash flow (non-GAAP)	**$ 359**	$ 322	**$ 1,352**	$ 1,138
Total Capital Investments	**$ 209**	$ 347	**$ 1,248**	$ 1,293

OPERATING STATISTICS		For the three months ended December 31,		For the year ended December 31,	
		2018	2017	**2018**	2017
Production					
Gas production *(Bcf)*		**194**	210	**807**	797
Oil production *(MBbls)*		**1,073**	580	**3,407**	2,327
NGL production *(MBbls)*		**5,434**	4,111	**19,706**	14,245
Total production *(Bcfe)*		**234**	239	**946**	897
Division Production					
Northeast Appalachia *(Bcf)*		**118**	110	**459**	395
Southwest Appalachia *(Bcfe)*		**71**	52	**243**	183
Fayetteville Shale *(Bcf)* [1]		**44**	75	**243**	316
Average unit costs per Mcfe					
Lease operating expenses	$	**0.93** $	0.91 $	**0.93** $	0.90
General & administrative expenses	$	**0.18** [2] $	0.23 $	**0.19** [3] $	0.22 [4]
Taxes, other than income taxes	$	**0.10** $	0.07 $	**0.09** [5] $	0.10
Full cost pool amortization	$	**0.53** $	0.48 $	**0.51** $	0.45

(1) The Fayetteville Shale assets and associated reserves were sold on December 3, 2018.
(2) Excludes $18 million restructuring charges (including severance) and $1 million of legal settlement charges.
(3) Excludes $36 million restructuring charges (including severance) and $9 million of legal settlement charges.
(4) Excludes $5 million of legal settlement charges.
(5) Excludes $1 million of restructuring charges.

COMMODITY PRICES		For the three months ended December 31,		For the year ended December 31,	
		2018	2017	**2018**	2017
Natural Gas Price:					
NYMEX Henry Hub Price *($/MMBtu)* [1]	$	**3.64** $	2.93 $	**3.09** $	3.11
Discount (Differential) to NYMEX [2]		**(0.66)**	(0.93)	**(0.64)**	(0.88)
Average realized gas price per Mcf, excluding derivatives	$	**2.98** $	2.00 $	**2.45** $	2.23
Gain (loss) on settled financial basis derivatives *($/Mcf)*		**(0.02)**	0.07	**(0.04)**	(0.01)
Gain (loss) on settled commodity derivatives *($/Mcf)*		**(0.48)**	0.05	**(0.06)**	(0.03)
Average realized gas price per Mcf, including derivatives	$	**2.48** $	2.12 $	**2.35** $	2.19
Oil Price:					
WTI oil price *($/Bbl)*	$	**58.81** $	55.40 $	**64.77** $	50.96
Discount (Differential) to WTI		**(7.94)**	(7.35)	**(7.98)**	(7.84)
Average oil price per Bbl, excluding derivatives	$	**50.87** $	48.05 $	**56.79** $	43.12
Average oil price per Bbl, including derivatives	$	**50.37** $	48.05 $	**56.07** $	43.12
NGL Price:					
Average net realized NGL price per Bbl, excluding derivatives	$	**18.59** $	17.97 $	**17.91** $	14.46
Average net realized NGL price per Bbl, including derivatives	$	**18.49** $	17.99 $	**17.23** $	14.48
Percentage of WTI		**32%**	32%	**28%**	28%
Average net realized C3+ price per Bbl, excluding derivatives	$	**32.26** $	39.38 $	**34.46** $	30.08
Average net realized C3+ price per Bbl, including derivatives	$	**32.75** $	39.38 $	**33.77** $	30.08
Percentage of WTI		**55%**	71%	**53%**	59%
Total Weighted Average Realized Price:					
Appalachian Basin, excluding derivatives *($/Mcfe)*	$	**3.31** $	2.17 $	**2.82** $	2.30
Total Company					
Excluding derivatives *($/Mcfe)*	$	**3.15** $	2.19 $	**2.66** $	2.32
Including derivatives *($/Mcfe)*	$	**2.72** $	2.30 $	**2.57** $	2.29

(1) Based on last day monthly futures settlement prices.
(2) This discount includes a basis differential, a heating content adjustment, physical basis sales, third-party transportation charges and fuel charges and excludes financial basis derivatives.

Financial Results

Southwestern Energy recorded net income attributable to common stock of $307 million or $0.54 per diluted share and $535 million or $0.93 per diluted share for the fourth quarter and year ended December 31, 2018, respectively. For full year 2018, net income reflects stronger operating performance driven by 78 percent higher liquids revenue of $548 million, which was partially offset by impairments associated with the Fayetteville sale, restructuring charges and unsettled derivative losses of $24 million in 2018 compared to an unsettled derivative gain of $451 million in 2017. Excluding the impact of unsettled derivatives, net income attributable to common stock was 54 percent higher for 2018 compared to the prior year. For the fourth quarter of 2018, net income was higher than 2017, due to higher natural gas and liquids revenue, offset by a settled derivative loss of $99 million in the fourth quarter and the impact of restructuring charges.

For the full year 2018, adjusted net income was $590 million, more than $370 million above the prior year. For the fourth quarter of 2018, adjusted net income attributable to common stock was $176 million, a 179 percent increase compared to the same quarter last year. Adjusted net income incorporates the impact of an assumed corporate tax rate of 24.5 percent, and excludes unsettled derivatives, as well as other one-time charges.

For the fiscal year 2018, adjusted earnings before interest, taxes, depreciation and amortization ("adjusted EBITDA") was $1,484 million, 19 percent above 2017 due to improved realized prices, increased production and reduced general and administrative expenses, partially offset by higher operating expenses related to a shift to more liquids-rich production in Southwest Appalachia. The primary components of adjusted EBITDA included $1,168 million from Appalachia operations and $377 million from Fayetteville operations, including Fayetteville Midstream. Adjusted EBITDA was $49 million higher in the fourth quarter of 2018 compared to a year ago, and includes two months of Fayetteville ownership.

For the full year 2018, weighted average realized price excluding derivatives was $2.66 per Mcfe, 15 percent or 34 cents higher than the prior year. Including derivatives, weighted average realized pricing was $2.57 per Mcfe, 12 percent above the prior year. For fiscal year 2018, Appalachia weighted average realized pricing was $2.82 per Mcfe, a $0.52 per Mcfe improvement compared to the prior year due to natural gas basis improvement, higher liquids production and improved liquids pricing.

For the fourth quarter of 2018, weighted average realized pricing, excluding derivatives was $3.15 per Mcfe, which was 44 percent higher than the prior period, driven primarily by the impact of higher NGL and oil production and price realizations. Including the impact of derivative settlement losses of $99 million, weighted average realized pricing was $2.72 per Mcfe, 18 percent higher than the prior year. Appalachia weighted average realized pricing was $3.31 per Mcfe in the fourth quarter, 53 percent above the prior year.

Total debt reduction for 2018 was $2.1 billion, including credit facility refinancing and the repurchase of senior notes. During the fourth quarter of 2018, the Company closed on the sale of its Fayetteville Shale assets and used the net proceeds received of $1.65

billion to repurchase $900 million of senior notes, repurchase shares of common stock and repay all outstanding borrowings under its revolving credit facility, pending additional investments. Cash on hand at year-end was $201 million.

Pursuant to the Company's $200 million authorized share repurchase program, during the fourth quarter of 2018, the Company invested $156 million to repurchase 34 million shares of common stock at an average price of $4.55 per share. In total, as of February 28, 2019, the Company has repurchased 44 million shares for a cumulative total of $199 million at an average price of $4.53 per share.

Southwestern Energy continues to execute a disciplined hedging program with physical, financial and basis derivatives on its forecasted natural gas, natural gas liquids and oil production. A summary of the Company's financial derivative position is provided in the attached financial tables. Additional information on physical and financial derivatives can be found in the Company's 2018 Form 10-K.

Operational Review
In 2018, the Company invested $1.23 billion in E&P operations which includes $1.11 billion in Appalachia and $60 million on the Southwest Appalachia water project. Southwestern Energy drilled 106 wells, completed 119 wells and placed 138 wells to sales.

During the fourth quarter of 2018, Southwestern invested a total of approximately $175 million in its Appalachia operations and $21 million on the water project. The Company drilled 15 wells, completed 11 wells and placed 25 wells to sales.

Southwest Appalachia – In 2018, Southwest Appalachia's total net production increased 33 percent to 243 Bcfe and included 63,100 barrels per day of liquids. Liquids comprised 57 percent of production volumes. The Company brought 76 wells online, with approximately 80 percent of the wells located in the super rich acreage. The Company drilled and completed 71 Marcellus wells.

In the fourth quarter, the Company drilled nine wells, completed five and placed 17 to sales. These included two Upper Devonian wells with initial liquids production of 49 percent. Delineation of the Upper Devonian will continue in 2019.

On a full year basis, weighted average realized price on a natural gas equivalent basis was $3.34 per Mcfe, a $0.25 per Mcfe uplift compared to the NYMEX gas price of $3.09 per MMBtu. For the fourth quarter, weighted average realized price was $3.62 per Mcfe. The uplift is directly related to higher liquids production and premium pricing received from the sale of natural gas liquids and oil.

Northeast Appalachia – Northeast Appalachia's 2018 total net production increased to 459 Bcf, up 16 percent. The increase in production was mainly due to Tioga well outperformance, gathering capacity expansion and cycle time improvements. The Company drilled 41 wells, completed 54 wells and placed 60 wells to sales.

Well activity in the fourth quarter of 2018 included six drilled wells, six completions and eight wells to sales. One of the eight wells brought online was a Company record, ultra-long lateral of 16,272 feet that met all timing, cost and initial production forecasts. The Company continues to increase its lateral lengths and plans to drill and complete more ultra-long laterals in 2019.

Three Months Ended December 31, 2018 E&P Division Results	Appalachia				Fayetteville Shale [1]
		Northeast		Southwest	
Gas Production *(Bcf)*		118		32	44
Liquids Production					
NGL *(MBbls)*		–		5,431	–
Oil *(MBbls)*		–		1,065	–
Production *(Bcfe)*		118		71	44
Gross operated production *(MMcfe/d)*		1,536		1,213	–
Net operated production *(MMcfe/d)*		1,256		752	–
Capital investments *($ in millions)*					
Exploratory and development drilling, including workovers	$	51	$	75	$ –
Acquisition and leasehold		4		1	–
Seismic and other		–		–	1
Capitalized interest and expense		7		37	2
Total capital investments	$	62	$	113	$ 3
Gross operated well activity summary					
Drilled		6		9	–
Completed		6		5	–
Wells to sales		8		17	–
Average completed well cost *(in millions)*	$	9.7 [2]	$	9.0 [2]	$ –
Average lateral length *(in ft)*		9,119		6,992 [3]	–
Realized Natural Gas Price					
NYMEX Henry Hub Price *($/MMBtu)*	$	3.64	$	3.64	$ 3.64
Discount to NYMEX [4]		(0.51)		(0.48)	(1.22)
Average realized gas price per Mcf, excluding derivatives	$	3.13	$	3.16	$ 2.42
Total weighted average realized price per Mcfe, excluding derivatives	$	3.13	$	3.62	$ 2.42

(1) The Fayetteville Shale assets and associated reserves were sold on December 3, 2018.
(2) Average completed well cost includes Marcellus wells only and amounts for delineation and science.
(3) Average lateral length includes Marcellus wells only.
(4) This discount includes a basis differential, a heating content adjustment, physical basis sales, third-party transportation charges and fuel charges, and excludes financial basis derivatives.

| Year Ended December 31, 2018 E&P Division Results | Appalachia | | Fayetteville Shale [1] |
	Northeast	Southwest	
Gas Production *(Bcf)*	459	105	243
Liquids Production			
NGL *(MBbls)*	–	19,679	–
Oil *(MBbls)*	–	3,355	–
Production *(Bcfe)*	459	243	243
Gross operated production *(MMcfe/d)*	1,536	1,213	–
Net operated production *(MMcfe/d)*	1,256	752	–
Capital investments *($ in millions)*			
Exploratory and development drilling, including workovers	$ 370	$ 502	$ 15
Acquisition and leasehold	14	37	–
Seismic and other	3	4	5
Capitalized interest and expense	35	148	13
Total capital investments	$ 422	$ 691	$ 33
Gross operated well activity summary			
Drilled	41	63	2
Completed	54	63	2
Wells to sales	60	76	2
Average completed well cost *(in millions)*	$ 7.5 [2]	$ 9.2 [2]	$ –
Average lateral length *(in ft)*	7,584	7,267 [3]	–
Realized Natural Gas Price			
NYMEX Henry Hub Price *($/MMBtu)*	$ 3.09	$ 3.09	$ 3.09
Discount to NYMEX [4]	(0.55)	(0.51)	(0.88)
Average realized gas price per Mcf, excluding derivatives	$ 2.54	$ 2.58	$ 2.21
Total weighted average realized price per Mcfe, excluding derivatives	$ 2.54	$ 3.34	$ 2.21

(1) The Fayetteville Shale assets and associated reserves were sold on December 3, 2018.
(2) Average completed well cost includes Marcellus wells only and amounts for delineation and science.
(3) Average lateral length includes Marcellus wells only.
(4) This discount includes a basis differential, a heating content adjustment, physical basis sales, third-party transportation charges and fuel charges, and excludes financial basis derivatives.

2018 Proved Reserves

The Company's estimated proved natural gas, natural gas liquids and oil reserves, audited by an independent petroleum engineering firm, were 11.9 Tcfe as of December 31, 2018. The reserve life index was approximately 17 years at year-end 2018, excluding production associated with Fayetteville. The following tables detail additional information relating to reserve estimates as of and for the year ended December 31, 2018:

Proved Reserves Summary		For the years ended December 31,	
		2018	2017
Proved reserves *(in Bcfe)*		**11,921**	14,775
Prices used			
Natural gas *(per Mcf)*	$	**3.10** $	2.98
Oil *(per Bbl)*	$	**65.56** $	47.79
Natural Gas Liquids *(per Bbl)*	$	**17.64** $	14.41
PV-10:			
Pre-Tax *(millions)*	$	**6,524** $	5,784
PV of Taxes *(millions)*		**(525)**	(222)
After-Tax *(millions)*	$	**5,999** $	5,562
Percent of estimated proved reserves that are:			
Natural gas		**67%**	75%
Natural gas liquids and oil		**33%**	25%
Proved developed		**47%**	54%

2018 Proved Reserves by Commodity	Natural Gas	Oil	NGL	Total
	(Bcf)	*(MBbls)*	*(MBbls)*	*(Bcfe)*
Proved reserves, beginning of year	11,126	65,636	542,455	**14,775**
Revisions of previous estimates due to price	96	788	8,912	**154**
Revisions of previous estimates other than price	316	410	8,855	**372**
Extensions, discoveries and other additions	753	5,830	36,823	**1,009**
Production	(807)	(3,407)	(19,706)	**(946)**
Acquisition of reserves in place	–	–	–	**–**
Disposition of reserves in place [1]	(3,440)	(250)	(276)	**(3,443)**
Proved reserves, end of year	8,044	69,007	577,063	11,921
Proved developed reserves:				
Beginning of year	6,979	14,513	142,213	7,920
End of year	4,395	18,037	175,480	5,557

Note: Amounts may not add due to rounding
(1) The 2018 disposition is primarily associated with the Fayetteville Shale sale.

2018 Proved Reserves by Division	Appalachia		Fayetteville		
	Northeast	Southwest	Shale [1]	Other [2]	Total
Estimated Proved Reserves (Bcfe):					
Reserves, beginning of year	4,126	6,962	3,679	8	**14,775**
Revisions of previous estimates due to price	41	106	6	1	**154**
Revisions of previous estimates other than price	107	272	(6)	(1)	**372**
Extensions, discoveries and other additions	551	457	1	–	**1,009**
Production	(459)	(243)	(243)	(1)	**(946)**
Acquisition of reserves in place	–	–	–	–	–
Disposition of reserves in place	–	–	(3,437)	(6)	**(3,443)**
Reserves, end of year	4,366	7,554	–	1	11,921

(1) The Fayetteville Shale E&P assets and associated reserves were divested December 3, 2018.
(2) Other includes properties outside of the Appalachian Basin and Fayetteville Shale.

2018 PROVED RESERVES BY CATEGORY AND SUMMARY OPERATING DATA [1]

	Appalachia		Other [2]	Total
	Northeast	Southwest		
Estimated proved reserves:				
Natural gas *(Bcf)*:				
Developed	3,327	1,068	–	**4,395**
Undeveloped	1,039	2,610	–	**3,649**
	4,366	3,678	–	**8,044**
Crude oil *(MMBbls)*:				
Developed	–	17.9	0.1	**18.0**
Undeveloped	–	51.0	–	**51.0**
	–	68.9	0.1	**69.0**
Natural gas liquids *(MMBbls)*:				
Developed	–	175.5	–	**175.5**
Undeveloped	–	401.6	–	**401.6**
	–	577.1	–	**577.1**
Total proved reserves *(Bcfe)*[3]:				
Developed	3,327	2,229	1	**5,557**
Undeveloped	1,039	5,325	–	**6,364**
	4,366	7,554	1	**11,921**
Percent of total	37%	63%	0%	**100%**
Percent proved developed	76%	30%	100%	**47%**
Percent proved undeveloped	24%	70%	0%	**53%**
Production *(Bcfe)*	459	243	244 [4]	**946**
Capital investments *(in millions)*	$ 422	$ 691	$ 118 [5]	$ **1,231**
Total gross producing wells [6]	666	466	17	**1,149**
Total net producing wells [6]	592	333	14	**939**
Total net acreage	184,024	297,445	166,120 [7]	**647,589**
Net undeveloped acreage	73,174	220,331	153,159 [7]	**446,664**
PV-10:				
Pre-tax *(in millions)* [8]	$ 3,054	$ 3,470	$ –	$ **6,524**
PV of taxes *(in millions)* [8]	(245)	(280)	–	**(525)**
After-tax *(in millions)* [8]	$ 2,809	$ 3,190	$ –	$ **5,999**
Percent of total	47%	53%	0%	**100%**
Percent operated [9]	99%	100%	100%	**99%**

(1) The Fayetteville Shale E&P assets and associated reserves were divested on December 3, 2018.
(2) Other reserves and acreage consists primarily of properties in Colorado. Production and capital investing includes Fayetteville Shale.
(3) We have no reserves from synthetic gas, synthetic oil or nonrenewable natural resources intended to be upgraded into synthetic gas or oil. We used standard engineering and geoscience methods, or a combination of methodologies in determining estimates of material properties, including performance and test date analysis offset statistical analogy of performance data, volumetric evaluation, including analysis of petrophysical parameters (including porosity, net pay, fluid saturations (i.e., water, oil and gas) and permeability) in combination with estimated reservoir parameters (including reservoir temperature and pressure, formation depth and formation volume factors), geological analysis, including structure and isopach maps and seismic analysis, including review of 2-D and 3-D data to ascertain faults, closure and other factors.
(4) Includes 243 Bcf of natural gas production related to our Fayetteville Shale operations which were sold on December 3, 2018.
(5) Other capital investments includes $33 million related to our Fayetteville Shale operations which were sold on December 3, 2018, $60 million related to our water infrastructure project, $16 million related to our E&P service companies and $9 million related to our exploration activities.
(6) Represents producing wells, including 394 wells in which we only have an overriding royalty interest in Northeast Appalachia, used in the December 31, 2018 reserves calculation.
(7) Excludes exploration licenses for 2,518,519 net acres in New Brunswick, Canada, which have been subject to a moratorium since 2015.
(8) Pre-tax PV-10 (a non-GAAP measure) is one measure of the value of a company's proved reserves that we believe is used by securities analysts to compare relative values among peer companies without regard to income taxes. The reconciling difference in pre-tax PV-10 and the after-tax PV-10, or standardized measure, is the discounted value of future income taxes on the estimated cash flows from our proved natural gas, oil and NGL reserves.
(9) Based upon pre-tax PV-10 of proved developed producing activities.

The Company's 2018 and three-year average proved developed finding and development (PD F&D) costs were $0.70 and $0.72 per Mcfe, respectively, when excluding the impact of capitalizing interest and portions of capitalized G&A costs in accordance with the full cost method of accounting.

Total Company PD F&D	12 Months Ended December 31,			Three-Year Total
	2018	2017	2016	2018
Total PD Adds *(Bcfe):*				
New PD adds	177	1,258	257	1,692
PUD conversions	1,139 [2]	46	220	1,405
Total PD Adds	**1,316**	**1,304**	**477**	**3,097**
Costs Incurred *(in millions):*				
Unproved property acquisition costs	$ 164	$ 194	$ 171	$ 529
Exploration costs	5	22	17	44
Development costs	1,014	1,024	433	2,471
Capitalized Costs Incurred	**$ 1,183**	**$ 1,240**	**$ 621**	**$ 3,044**
Subtract *(in millions):*				
Proved property acquisition costs	$ –	$ –	$ –	$ –
Unproved property acquisition costs	(164)	(194)	(171)	(529)
Capitalized interest and expense associated with development and exploration [1]	(93)	(103)	(91)	(287)
PD Costs Incurred	**$ 926**	**$ 943**	**$ 359**	**$ 2,228**
PD F&D	**$ 0.70**	**$ 0.72**	**$ 0.75**	**$ 0.72**

Note: Amounts may not add due to rounding
(1) Adjusting for the impacts of the full cost accounting method for comparability.
(2) Includes increased reserve estimates of 43 Bcfe in the Appalachian Basin, associated with productivity enhancements for newly developed PUD locations.

Conference Call

Southwestern Energy will host a conference call and webcast on Friday, March 1, 2019 at 9:30 a.m. Central to discuss fourth quarter and year-end 2018 results. To participate, dial US toll-free 877-883-0383, or international 412-902-6505 and enter access code 9372440. The conference call will webcast live at www.swn.com.

To listen to a replay of the call, dial 877-344-7529, International 412-317-0088, or Canada Toll Free 855-669-9658. Enter replay access code 10128185. The replay will be available until March 20, 2019.

About Southwestern Energy

Southwestern Energy Company is an independent energy company engaged in natural gas, natural gas liquids and oil exploration, development, production and marketing. For additional information, visit our website www.swn.com.

Investor Contact

Paige Penchas
Vice President, Investor Relations
(832) 796-4068
paige_penchas@swn.com

Media Contact
Jim Schwartz
Director, Corporate Communications
(832) 796-2716
jim_schwartz@swn.com

Forward Looking Statement

This news release contains forward-looking statements. Forward-looking statements relate to future events and anticipated results of operations, business strategies, and other aspects of our operations or operating results. In many cases you can identify forward-looking statements by terminology such as "anticipate," "intend," "plan," "project," "estimate," "continue," "potential," "should," "could," "may," "will," "objective," "guidance," "outlook," "effort," "expect," "believe," "predict," "budget," "projection," "goal," "forecast," "target" or similar words. Statements may be forward looking even in the absence of these particular words. Where, in any forward-looking statement, the Company expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to have a reasonable basis. However, there can be no assurance that such expectation or belief will result or be achieved. The actual results of operations can and will be affected by a variety of risks and other matters including, but not limited to, changes in commodity prices (including geographic basis differentials); changes in expected levels of natural gas and oil reserves or production; operating hazards, drilling risks, unsuccessful exploratory activities; natural disasters; limited access to capital or significantly higher cost of capital related to illiquidity or uncertainty in the domestic or international financial markets; international monetary conditions; the risks related to the discontinuation of LIBOR and/or other reference rates that may be introduced following the transition, including increased expenses and litigation and the effectiveness of interest rate hedge strategies; unexpected cost increases; potential liability for remedial actions under existing or future environmental regulations; failure or delay in obtaining necessary regulatory approvals; potential liability resulting from pending or future litigation; general domestic and international economic and political conditions; the impact of a prolonged federal, state or local government shutdown and threats not to increase the federal government's debt limit; as well as changes in tax, environmental and other laws, including court rulings, applicable to our business. Other factors that could cause actual results to differ materially from those described in the forward-looking statements include other economic, business, competitive and/or regulatory factors affecting our business generally as set forth in our filings with the Securities and Exchange Commission. Unless legally required, Southwestern Energy Company undertakes no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

###

STATEMENTS OF OPERATIONS
Southwestern Energy Company and Subsidiaries

	For the three months ended December 31,		For the years ended December 31,	
	2018	2017	**2018**	2017
	(in millions, except share/per share amounts)			
Operating Revenues				
Gas sales	$ **586** $	425	$ **1,998** $	1,793
Oil sales	**55**	29	**196**	102
NGL sales	**100**	74	**352**	206
Marketing	**417**	236	**1,222**	972
Gas gathering	**16**	41	**89**	126
Other	**1**	4	**5**	4
	1,175	809	**3,862**	3,203
Operating Costs and Expenses				
Marketing purchases	**421**	236	**1,229**	976
Operating expenses	**197**	190	**785**	671
General and administrative expenses	**44**	63	**209**	233
Restructuring charges	**19**	–	**39**	–
Depreciation, depletion and amortization	**134**	140	**560**	504
Impairments	**–**	–	**171**	–
Gain on sale of assets, net	**(17)**	(6)	**(17)**	(6)
Taxes, other than income taxes	**25**	19	**89**	94
	823	642	**3,065**	2,472
Operating Income	**352**	167	**797**	731
Interest Expense				
Interest on debt	**51**	64	**231**	239
Other interest charges	**2**	2	**8**	9
Interest capitalized	**(29)**	(28)	**(115)**	(113)
	24	38	**124**	135
Gain (Loss) on Derivatives	**(10)**	127	**(118)**	422
Loss on Early Extinguishment of Debt	**(9)**	–	**(17)**	(70)
Other Income (Loss), Net	**(1)**	(1)	**–**	5
Income Before Income Taxes	**308**	255	**538**	953
Provision (Benefit) for Income Taxes				
Current	**1**	(12)	**1**	(22)
Deferred	**–**	(67)	**–**	(71)
	1	(79)	**1**	(93)
Net Income	**307**	334	**537**	1,046
Mandatory convertible preferred stock dividend	**–**	27	**–**	108
Participating securities - mandatory convertible preferred stock	**–**	40	**2**	123
Net Income Attributable to Common Stock	$ **307** $	267	$ **535** $	815
Income Per Common Share				
Basic	$ **0.54** $	0.53	$ **0.93** $	1.64
Diluted	$ **0.54** $	0.53	$ **0.93** $	1.63
Weighted Average Common Shares Outstanding				
Basic	**564,863,538**	503,614,377	**574,631,756**	498,264,321
Diluted	**567,773,371**	507,137,867	**576,642,808**	500,804,297

BALANCE SHEETS
Southwestern Energy Company and Subsidiaries

		December 31, 2018		December 31, 2017
		(in millions)		
ASSETS				
Current assets:				
Cash and cash equivalents	$	201	$	916
Accounts receivable, net		581		428
Derivative assets		130		130
Other current assets		44		35
Total current assets		956		1,509
Natural gas and oil properties, using the full cost method, including $1,755 million as of December 31, 2018 and $1,817 million as of December 31, 2017 excluded from amortization		24,180		23,890
Gathering systems		38		1,315
Other		487		564
Less: Accumulated depreciation, depletion and amortization		(20,049)		(19,997)
Total property and equipment, net		4,656		5,772
Other long-term assets		185		240
TOTAL ASSETS	$	5,797	$	7,521
LIABILITIES AND EQUITY				
Current liabilities:				
Accounts payable	$	609	$	533
Taxes payable		58		62
Interest payable		52		70
Dividends payable		–		27
Derivative liabilities		79		64
Other current liabilities		48		24
Total current liabilities		846		780
Long-term debt		2,318		4,391
Pension and other postretirement liabilities		46		58
Other long-term liabilities		225		313
Total long-term liabilities		2,589		4,762
Commitment and contingencies				
Equity:				
Common stock, $0.01 par value; 1,250,000,000 shares authorized; issued 585,407,107 shares as of December 31, 2018 and 512,134,311 as of December 31, 2017		6		5
Preferred stock, $0.01 par value, 10,000,000 shares authorized, 6.25% Series B Mandatory Convertible, $1,000 per share liquidation preference, 1,725,000 shares issued and outstanding as of December 31, 2017, converted to common stock on January 12, 2018		–		–
Additional paid-in capital		4,715		4,698
Accumulated deficit		(2,142)		(2,679)
Accumulated other comprehensive loss		(36)		(44)
Common stock in treasury; 39,092,537 shares as of December 31, 2018 and 31,269 shares as of December 31, 2017		(181)		(1)
Total equity		2,362		1,979
TOTAL LIABILITIES AND EQUITY	$	5,797	$	7,521

STATEMENTS OF CASH FLOWS
Southwestern Energy Company and Subsidiaries

	For the years ended December 31,	
	2018	2017
	(in millions)	
Cash Flows From Operating Activities:		
Net income	$ 537	$ 1,046
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation, depletion and amortization	560	504
Amortization of debt issuance costs	8	9
Impairments	171	–
Deferred income taxes	–	(71)
(Gain) loss on derivatives, unsettled	24	(451)
Stock-based compensation	14	24
Gain on sales of assets, net	(17)	(6)
Loss on early extinguishment of debt	17	70
Other	(1)	13
Change in assets and liabilities	(90)	(41)
Net cash provided by operating activities	1,223	1,097
Cash Flows From Investing Activities:		
Capital investments	(1,290)	(1,268)
Proceeds from sale of property and equipment	1,643	10
Other	6	6
Net cash provided by (used in) investing activities	359	(1,252)
Cash Flows From Financing Activities:		
Payments on current portion of long-term debt	–	(328)
Payments on long-term debt	(2,095)	(1,139)
Payments on revolving credit facility	(1,983)	–
Borrowings under revolving credit facility	1,983	–
Change in bank drafts outstanding	17	9
Proceeds from issuance of long-term debt	–	1,150
Debt issuance costs	(9)	(24)
Purchase of treasury stock	(180)	–
Preferred stock dividend	(27)	(16)
Cash paid for tax withholding	(3)	(2)
Other	–	(2)
Net cash used in financing activities	(2,297)	(352)
Decrease in cash and cash equivalents	(715)	(507)
Cash and cash equivalents at beginning of year	916	1,423
Cash and cash equivalents at end of year	$ 201	$ 916

SEGMENT INFORMATION

Southwestern Energy Company and Subsidiaries

(in millions)	Exploration and Production		Midstream Services		Other		Eliminations		Total	
Three months ended December 31, 2018 [1]										
Revenues	$	735	$	1,140	$	–	$	(700)	$	1,175
Marketing purchases		–		1,087		–		(666)		421
Operating expenses		218		13		–		(34)		197
General and administrative expenses		41		3		–		–		44
Restructuring charges		19		–		–		–		19
Depreciation, depletion and amortization		131		3		–		–		134
(Gain) loss on sale of asset, net		18		(35)		–		–		(17)
Taxes, other than income taxes		24		1		–		–		25
Operating income		284		68		–		–		352
Capital investments [2]		206		–		3		–		209
Three months ended December 31, 2017										
Revenues	$	527	$	784	$	–	$	(502)	$	809
Marketing purchases		–		683		–		(447)		236
Operating expenses		218		24		–		(55)		187
General and administrative expenses		55		8		–		–		63
Depreciation, depletion and amortization		123		17		–		–		140
Gain on sale of assets, net		–		(3)		–		–		(3)
Taxes, other than income taxes		17		1		1		–		19
Operating income (loss)		114		54		(1)		–		167
Capital investments [2]		327		11		9		–		347
Twelve months ended December 31, 2018 [3]										
Revenues	$	2,525	$	3,745	$	–	$	(2,408)	$	3,862
Marketing purchases		–		3,455		–		(2,226)		1,229
Operating expenses		878		89		–		(182)		785
General and administrative expenses		186		23		–		–		209
Restructuring charges		37		2		–		–		39
Depreciation, depletion and amortization		514		46		–		–		560
(Gain) loss on sale of asset, net		18		(35)		–		–		(17)
Impairments		15		155		1		–		171
Taxes, other than income taxes		83		6		–		–		89
Operating income (loss)		794		4		(1)		–		797
Capital investments [2]		1,231		9		8		–		1,248
Twelve months ended December 31, 2017										
Revenues	$	2,086	$	3,198	$	–	$	(2,081)	$	3,203
Marketing purchases		–		2,824		–		(1,848)		976
Operating expenses		809		95		–		(233)		671
General and administrative expenses		202		31		–		–		233
Depreciation, depletion and amortization		440		64		–		–		504
Gain on sale of assets, net		–		(6)		–		–		(6)
Taxes, other than income taxes		86		7		1		–		94
Operating income (loss)		549		183		(1)		–		731
Capital investments [2]		1,248		32		13		–		1,293

(1) Included the impact of approximately two months of Fayetteville Shale-related E&P and Midstream operations which were divested on December 3, 2018.

(2) Capital investments includes a decrease of $74 million and an increase of $13 million for the three months ended December 31, 2018 and 2017, respectively, and a decrease of $53 million for the year ended December 31, 2018 relating to the change in accrued expenditures between periods. There was no impact to the year ended December 31, 2017.

(3) Included the impact of approximately eleven months of Fayetteville Shale-related E&P and Midstream operations which were divested on December 3, 2018.

Hedging Summary

A detailed breakdown of the Company's derivative financial instruments and financial basis positions as of December 31, 2018 is shown below. Please refer to our annual report on Form 10-K to be filed with the Securities and Exchange Commission for complete information on the Company's commodity, basis and interest rate protection.

Financial Protection on Production

	Volume *(Bcf)*	Weighted Average Price per MMBtu					Fair value at December 31, 2018 *($ in millions)*
		Swaps	Sold Puts	Purchased Puts	Sold Calls	Basis Differential	
Natural Gas							
2019							
Fixed price swaps	220	$ 2.93	$ –	$ –	$ –	$ –	$ 23
Two-way costless collars	53	–	–	2.80	2.98	–	4
Three-way costless collars	170	–	2.48	2.90	3.28	–	8
Total	443						$ 35
2020							
Fixed price swaps	24	$ 2.88	$ –	$ –	$ –	$ –	$ 5
Three-way costless collars	84	–	2.40	2.73	3.03	–	–
Total	108						$ 5
2021							
Three-way costless collars	37	$ –	$ 2.35	$ 2.60	$ 2.93	$ –	$ (1)
Basis swaps							
2019	107	$ –	$ –	$ –	$ –	$ (0.29)	$ (10)
2020	59	–	–	–	–	(0.44)	(1)
Total	166						$ (11)

	Volume (MBbls)	Weighted Average Price per Bbl			Fair value at December 31, 2018 ($ in millions)
		Swaps	Purchased Puts	Sold Calls	
Oil					
2019					
Fixed price swaps [1]	346	$ 68.74	$ –	$ –	$ 7
Two-way costless collars	329	–	65.00	72.30	6
Total	675				$ 13
2020					
Fixed price swaps	366	$ 65.68	$ –	$ –	$ 6
Two-way costless collars	366	–	60.00	69.80	4
Total	732				$ 10
Propane					
2019					
Fixed price swaps	1,689	$ 33.12	$ –	$ –	$ 11
Ethane					
2019					
Fixed price swaps	3,687	$ 13.90	$ –	$ –	$ 4
2020					
Fixed price swaps	732	$ 13.49	$ –	$ –	$ 1

(1) Includes 274 MBbls of oil purchased fixed price swaps hedged at $69.10 per barrel with a fair value of ($6) million and 620 MBbls of oil sold fixed price swaps hedged at $68.90 with a fair value of $13 million.

Other Derivative Contracts

	Volume (Bcf)	Weighted Average Strike Price per MMBtu	Fair value at December 31, 2018 ($ in millions)
Purchased Call Options – Natural Gas			
2020	68	$ 3.63	$ 4
2021	57	3.52	2
Total	125		$ 6
Sold Call Options – Natural Gas			
2019	52	$ 3.50	$ (3)
2020	137	3.39	(12)
2021	114	3.33	(7)
Total	303		$ (22)

	Volume (MBbls)	Weighted Average Strike Price per Bbl	Fair Value at December 31, 2018 ($ in millions)
Sold Call Options – Oil			
2019	270	$ 65.00	$ –

	Volume (Bcf)	Weighted Average Strike Price per MMBtu	Basis Differential	Fair Value at December 31, 2018 ($ in millions)
Storage [1]				
2019				
Fixed price swaps	0.8	$ 3.03	$ –	$ –
Basis swaps	0.8	–	(0.44)	–
Total				$ –

(1) The Company has entered into certain derivatives to protect the value of volumes of natural gas injected into a storage facility that will be withdrawn at a later date.

Explanation and Reconciliation of Non-GAAP Financial Measures

The Company reports its financial results in accordance with accounting principles generally accepted in the United States of America ("GAAP"). However, management believes certain non-GAAP performance measures may provide financial statement users with additional meaningful comparisons between current results, the results of its peers and of prior periods.

One such non-GAAP financial measure is net cash flow. Management presents this measure because (i) it is accepted as an indicator of an oil and gas exploration and production company's ability to internally fund exploration and development activities and to service or incur additional debt, (ii) changes in operating assets and liabilities relate to the timing of cash receipts and disbursements which the Company may not control and (iii) changes in operating assets and liabilities may not relate to the period in which the operating activities occurred.

Additional non-GAAP financial measures the Company may present from time to time are net debt, adjusted net income, adjusted diluted earnings per share, adjusted EBITDA and its E&P and Midstream segment operating income, all which exclude certain charges or amounts. Management presents these measures because (i) they are consistent with the manner in which the Company's position and performance are measured relative to the position and performance of its peers, (ii) these measures are more comparable to earnings estimates provided by securities analysts, and (iii) charges or amounts excluded cannot be reasonably estimated and guidance provided by the Company excludes information regarding these types of items. These adjusted amounts are not a measure of financial performance under GAAP.

	3 Months Ended December 31,		
	2018		2017
	(in millions)		
Net income attributable to common stock:			
Net income (loss) attributable to common stock	$ 307	$	267
Add back:			
Participating securities – mandatory convertible preferred stock	–		31
Restructuring charges	19		–
Gain on sale of assets, net	(16)		(1)
(Gain) loss on certain derivatives	(89)		(101)
Loss on early extinguishment of debt	9		3
Legal settlement charges	1		–
Loss on foreign currency adjustment	–		6
Adjustments due to inventory valuation and other	2		(1)
Adjustments due to discrete tax items [1]	(75)		(176)
Tax impact on adjustments	18		35
Adjusted net income attributable to common stock	$ 176	$	63

(1) Primarily relates to the exclusion of certain discrete tax adjustments associated with the valuation allowance against deferred tax assets. The Company expects its 2018 income tax rate to be 24.5% before the impacts of any valuation allowance.

	12 Months Ended December 31,	
	2018	2017
	(in millions)	
Net income attributable to common stock:		
Net income attributable to common stock	$ 535	$ 815
Add back:		
Participating securities – mandatory convertible preferred stock	–	90
Impairments	171	–
Restructuring charges	39	–
Gain on sale of assets, net	(17)	(4)
(Gain) loss on certain derivatives	24	(451)
Loss on early extinguishment of debt	17	73
Legal settlement charges	9	5
Loss on foreign currency adjustment	–	6
Adjustments due to inventory valuation and other	3	(2)
Adjustments due to discrete tax items [1]	(130)	(455)
Tax impact on adjustments	(61)	142
Adjusted net income attributable to common stock	$ 590	$ 219

(1) Primarily relates to the exclusion of certain discrete tax adjustments associated with the valuation allowance against deferred tax assets. The Company expects its 2018 income tax rate to be 24.5% before the impacts of any valuation allowance.

	3 Months Ended December 31,	
	2018	2017
Diluted earnings per share:		
Diluted earnings per share	$ 0.54	$ 0.53
Add back:		
Participating securities – mandatory convertible preferred stock	–	0.06
Restructuring charges	0.03	–
Gain on sale of assets, net	(0.03)	–
(Gain) loss on certain derivatives	(0.16)	(0.20)
Loss on early extinguishment of debt	0.02	0.01
Legal settlement charges	0.00	–
Loss on foreign currency adjustment	–	0.01
Adjustments due to inventory valuation and other	0.01	0.00
Adjustments due to discrete tax items [1]	(0.13)	(0.36)
Tax impact on adjustments	0.03	0.07
Adjusted diluted earnings per share	$ 0.31	$ 0.12

(1) Primarily relates to the exclusion of certain discrete tax adjustments associated with the valuation allowance against deferred tax assets. The Company expects its 2018 income tax rate to be 24.5% before the impacts of any valuation allowance.

	12 Months Ended December 31,	
	2018	2017
Diluted earnings per share:		
Diluted earnings per share	$ 0.93	$ 1.63
Add back:		
Participating securities – mandatory convertible preferred stock	–	0.18
Impairments	0.30	–
Restructuring charges	0.06	–
Gain on sale of assets, net	(0.03)	(0.01)
(Gain) loss on certain derivatives	0.04	(0.90)
Loss on early extinguishment of debt	0.03	0.15
Legal settlement charges	0.02	0.01
Loss on foreign currency adjustment	–	0.01
Adjustments due to inventory valuation and other	0.01	(0.00)
Adjustments due to discrete tax items [1]	(0.23)	(0.91)
Tax impact on adjustments	(0.11)	0.28
Adjusted diluted earnings per share	$ 1.02	$ 0.44

(1) Primarily relates to the exclusion of certain discrete tax adjustments associated with the valuation allowance against deferred tax assets. The Company expects its 2018 income tax rate to be 24.5% before the impacts of any valuation allowance.

	3 Months Ended December 31,	
	2018	**2017**
	(in millions)	
Net cash flow provided by operating activities:		
Net cash provided by operating activities	$ 252	$ 308
Add back:		
Changes in operating assets and liabilities	88	14
Restructuring charges	19	–
Net cash flow	$ 359	$ 322

	12 Months Ended December 31,	
	2018	**2017**
	(in millions)	
Net cash flow provided by operating activities:		
Net cash provided by operating activities	$ 1,223	$ 1,097
Add back:		
Changes in operating assets and liabilities	90	41
Restructuring charges	39	–
Net cash flow	$ 1,352	$ 1,138

	3 Months Ended December 31,	
	2018	**2017**
	(in millions)	
EBITDA:		
Net income	$ 307	$ 334
Add back:		
Interest expense	24	38
Income tax expense (benefit)	1	(79)
Depreciation, depletion and amortization	134	140
Restructuring charges	19	–
Gain on sale of assets, net	(16)	(1)
Loss on early extinguishment of debt and other bank fees	9	3
Legal settlement charges	1	–
(Gain) loss on certain derivatives	(89)	(101)
Loss on foreign currency adjustment	–	6
Adjustments due to inventory valuation and other	2	(1)
Stock based compensation expense	3	6
Adjusted EBITDA	$ 395	$ 345

	12 Months Ended December 31,	
	2018	**2017**
	(in millions)	
EBITDA:		
Net income	$ 537	$ 1,046
Add back:		
Interest expense	124	135
Income tax expense (benefit)	1	(93)
Depreciation, depletion and amortization	560	504
Impairments	171	–
Restructuring charges	39	–
Gain on sale of assets, net	(17)	(4)
Loss on early extinguishment of debt and other bank fees	17	73
Legal settlement charges	9	5
(Gain) loss on certain derivatives	24	(451)
Loss on foreign currency adjustment	–	6
Adjustments due to inventory valuation and other	3	(2)
Stock based compensation expense	16	28
Adjusted EBITDA	$ 1,484	$ 1,247